UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

MTM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62474G101

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62474G101

1	Names of Reporting Persons. Pequot Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 37,905,688 (1)(2)
8 Shared Voting Power 0
9 Sole Dispositive Power 37,905,688 (1)(2)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,905,688 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ (1)(2)
13	Percent of Class Represented by Amount in Row (11) 73.98% (1)(2)(3)
14	Type of Reporting Person (See Instructions) IA

(1)	See Item 5 below.
(2)

As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Shareholder Parties (as defined below) pursuant to the terms of the Restated Shareholders’ Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 10,463,398 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Shareholder Parties (including shares underlying options exercisable in 60 days). In the case of Messrs. Pavony and Rothman, such share amounts reflect ownership as of July 25, 2007. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

(3)	Based on shares of Common Stock outstanding as of February 8, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2007.

This Amendment No. 14 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”), and amends and restates Items 3, 4, 5 and 7 and amends Item 6 of the Amendment No. 13 to Schedule 13D filed by the Reporting Person on March 7, 2008 (“Amendment No. 13”, together with (i) the Amendment No. 12 to Schedule 13D filed by the Reporting Person on August 2, 2007, (ii) the Amendment No. 11 to Schedule 13D filed by the Reporting Person on June 7, 2007 (“Amendment No. 11”), (iii) the Amendment No. 10 to Schedule 13D filed by the Reporting Person on April 17, 2007 (“Amendment No. 10”), (iv) the Amendment No. 9 to Schedule 13D filed by the Reporting Person on December 22, 2006 (“Amendment No. 9”); (v) the Amendment No. 8 to Schedule 13D filed by the Reporting Person on December 16, 2005 (“Amendment No. 8”); (vi) the Amendment No. 7 to Schedule 13D filed by the Reporting Person on November 14, 2005 (“Amendment No. 7”); (vii) the Amendment No. 6 to Schedule 13D filed by the Reporting Person on August 23, 2005 (“Amendment No. 6”); (viii) the Amendment No. 5 to Schedule 13D filed by the Reporting Person on July 14, 2005 (“Amendment No. 5”); (ix) the Amendment No. 4 to Schedule 13D filed by the Reporting Person on March 25, 2005 (“Amendment No. 4”); (x) the Amendment No. 3 to Schedule 13D filed by the Reporting Person on December 17, 2004 (“Amendment No. 3”); (xi) the Amendment No. 2 filed by the Reporting Person on September 23, 2004 (“Amendment No. 2”); (xii) the Amendment No. 1 filed by the Reporting Person on May 28, 2004 (“Amendment No. 1”); and (xiii) the Schedule 13D filed by the Reporting Person on February 9, 2004, the “Schedule 13D,” and together with this Amendment No. 14, the “Statement”).

This Amendment No. 14 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the 12/7 Purchase Agreement (as defined below), the 3/29 Purchase Agreement (as defined below), the 5/24 Purchase Agreement (as defined below) and the 7/25 Purchase Agreement (as defined below), the Reporting Person previously acquired the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock, the Series A-7 Preferred Stock, the Series A-8 Preferred Stock, the A-1 Warrants, A-2 Warrants, the A-3 Warrants, the A-4 Warrants, the A-5 Warrants, the A-6 Warrants, the A-6 Option, the A-6 Option Shares, the A-6 Option Warrants, the A-7 Warrants and the A-8 Warrants (each, as defined below) for aggregate consideration of approximately $54,500,000. The Reporting Person acquired the 2/28 Notes and 2/28 Warrants (each, as defined below) for aggregate consideration of approximately $2,500,000. The 2/28 Notes were subsequently cancelled and replaced by the 3/28 Notes (as defined below) with an aggregate face value of $2,500,000. The funds for the purchase of such securities held by the Funds were obtained from the contributions of the Funds’ partners/shareholders. A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the 12/7 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 3 and is incorporated herein by reference. A copy of the 3/29 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 10 and is incorporated herein by reference. A copy of the 5/24 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 11 and is incorporated herein by reference. A copy of the 7/25 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 12 and is incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the First Round Preferred Stock (as defined below), which is convertible into Common Stock, and the First Round Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 12/7 Purchase Agreement, the Reporting Person acquired (i) the Notes (as defined below), which converted on the Shareholder Approval Date (as defined below) into shares of Series A-4 Preferred Stock (as defined below), (ii) the Second Round Preferred Stock (as defined below), which is convertible into shares of Common Stock, and (iii) the Second Round Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 3/29 Purchase Agreement, the Reporting Person acquired (a) the Series A-6 Preferred Stock (as defined below), which are convertible into Common Stock, (b) the A-6 Warrants (as defined below) to purchase Common Stock, (c) the A-6 Option to purchase Additional A-6 Preferred Stock and Additional A-6 Warrants (each, as defined below), subject to the terms and conditions of the A-6 Option, (d) the A-6 Option Shares (as defined below), which are convertible into Common Stock, and (e) the A-6 Option Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 5/24 Purchase Agreement, the Reporting Person acquired the Series A-7 Preferred Stock (as defined below), which is convertible into Common Stock, and the A-7 Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 7/25 Purchase Agreement, the Reporting Person acquired the Series A-8 Preferred Stock (as defined below), which is convertible into Common Stock, and the A-8 Warrants (as defined below) to purchase Common Stock. The Reporting Person acquired the 2/28 Notes, payable at the Issuer’s option in shares of Preferred Stock of the Issuer, and the 2/28 Warrants to purchase Preferred Stock, pursuant to their terms. The 2/28 Notes were subsequently cancelled and replaced by the 3/28 Notes, which are also payable at the Issuer’s option in shares of Preferred Stock of the Issuer. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, Warrants (each, as defined below), or Common Stock, or other securities of the Issuer or dispose of Preferred Stock, Warrants or Common Stock, or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the “Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer’s Series A-1 convertible preferred stock, par value $0.001 per share (the “Series A-1 Preferred Stock”) for a purchase price of $2.15 per share of Series A-1 Preferred Stock, and (ii) warrants to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $2.46 per share (the “A-1 Warrants”), representing an aggregate consideration of approximately $7,000,000. Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer’s Series A-2 convertible preferred stock, par value $0.001 per share (the “Series A-2 Preferred Stock”) for a purchase price of $2.75 per share of Series A-2 Preferred Stock, and (ii) warrants to purchase an aggregate of 400,000 shares of Common Stock, at an exercise price of $3.44 per share (the “A-2 Warrants”), representing an aggregate consideration of approximately $5,500,000. On December 7, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 1,923,077 shares of the Issuer’s Series A-3 convertible preferred stock, par value $0.001 per share (the “Series A-3 Preferred Stock”, together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “First Round Preferred Stock”) for a purchase price of $3.25 per share of Series A-3 Preferred Stock, and (ii) warrants to purchase an aggregate of 384,616 shares of Common Stock, at an exercise price of $4.0625 per share (the “A-3 Warrants,” together with the A-1 Warrants and the A-2 Warrants, the “First Round Warrants”), representing an aggregate consideration of approximately $6,250,000. Concurrently with the acquisition of the Series A-3 Preferred Stock and the A-3 Warrants, the Reporting Person assigned to Constellation (as defined below) all of its rights and obligations under the Purchase Agreement to purchase from the Issuer an additional $6,250,000 of the Series A-3 Preferred Stock and Series A-3 Warrants, together with any and all rights and obligations of a “Purchaser” under the Purchase Agreement with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, Constellation purchased 1,923,077 shares of the Issuer’s Series A-3 Convertible Preferred Stock and warrants to purchase 384,616 shares of Common Stock.

12/7 Purchase Agreement

On December 10, 2004 (the “Initial Closing Date”), pursuant to a Purchase Agreement, dated as of December 7, 2004 and amended on March 11, 2005 and on November 22, 2005 (as amended, the “12/7 Purchase Agreement”), with the Funds and Constellation Venture Capital II, L.P. (“CVC2”), Constellation Venture Capital Offshore II, L.P. (“CVCO2”), The BSC Employee Fund VI, L.P. (“BSC”) and CVC II Partners, LLC (“CVC2LLC” and, collectively with CVC2, CVCO2 and BSC, “Constellation”), the Issuer issued and sold to the Funds: (i) $6,250,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the “A-4 First Tranche Notes”), which converted on the Shareholder Approval Date (as defined below) into 1,995,790 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 First Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate, as defined below), including 72,713 shares attributable to accrued interest on the A-4 First Tranche Notes, and (ii) warrants to purchase up to 384,616 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 First Tranche Warrants”).

Under the terms of the 12/7 Purchase Agreement, the Funds and Constellation (the “Investor Stockholders”) had the right to purchase their respective percentage amounts of, on any Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later than in the case of clauses (i) and (ii) below, nine months after the Initial Closing Date, and in the case of clause (iii) below, twelve months after the Initial Closing Date, (i) up to $15,000,000 in aggregate principal amount of the Issuer’s 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the “A-4 Second Tranche Notes” and, together with the A-4 First Tranche Notes, the “Series A-4 Notes” or the “Notes”), which converted into shares of Series A-4 convertible preferred stock, $0.001 par value per share, on the Shareholder Approval Date, (ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “Additional A-4 Warrants”) and (iii) shares of Series A-5 convertible preferred stock, $0.001 par value per share (the “Series A-5 Preferred Stock, and, together with the Series A-4 Preferred Stock, the “Second Round Preferred Stock”) up to an aggregate purchase price of $15,000,000. Under the terms of the 12/7 Purchase Agreement, the Issuer may request that the Investor Stockholders purchase their respective percentage amounts of, on any Series A-5 Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later February 10, 2006, and provided that the Issuer has entered into a loan with Columbia Partners, L.L.C. Investment Management, in its capacity as agent and authorized representative of the National Electrical Benefit Fund, (i) shares of Series A-5 Preferred Stock for an aggregate purchase price of $10,000,000 and (ii) warrants to purchase up to 450,000 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-5 Warrants”).

On March 11, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) $4,500,000 in aggregate principal amount of A-4 Second Tranche Notes, which converted on the Shareholder Approval Date into 1,412,587 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Second Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate), including 27,972 shares attributable to accrued interest on the A-4 Second Tranche Notes, and (ii) Additional A-4 Warrants to purchase up to 276,923 shares (the “A-4 Second Tranche Warrants”) (as such amount may be adjusted in accordance with the terms thereof) of Common Stock.

On June 29, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 1,061,538 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Third Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate) and (ii) warrants to purchase up to 212,308 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 Third Tranche Warrants”). On July 7, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 630,769 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Fourth Tranche Preferred Stock,” together with the A-4 Third Tranche Preferred Stock, the A-4 Second Tranche Preferred Stock and the A-4 First Tranche Preferred Stock, the “Series A-4 Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate) and (ii) warrants to purchase up to 126,153 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 Fourth Tranche Warrants,” together with the A-4 Third Tranche Warrants, the A-4 Second Tranche Warrants and the A-4 First Tranche Warrants, the “A-4 Warrants ,” and together with the A-5 Warrants, the “Second Round Warrants”).

On November 23, 2005, pursuant to the 12/7 Purchase Agreement and at the Issuer’s request, the Issuer issued and sold to the Funds 2,615,385 shares of Series A-5 Preferred Stock and A-5 Warrants to purchase up to 382,500 shares of Common Stock.

On September 10, 2005, the right of the Funds and Constellation to purchase additional Series A-4 Notes and the Additional Warrants pursuant to the 12/7 Purchase Agreement expired.

On December 10, 2005, the right of the Funds and Constellation to purchase additional shares of Series A-5 Preferred Stock pursuant to the 12/7 Purchase Agreement expired.

3/29 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of March 29, 2007 (the “3/29 Purchase Agreement”), with the Funds and Constellation, the Issuer issued and sold to the Funds, for aggregate consideration of approximately $2,231,474: (i) an aggregate of 1,502,676 shares of the Issuer’s Series A-6 convertible preferred stock, par value $0.001 per share (the “Series A-6 Preferred Stock”), for a purchase price of $1.485 per share of Series A-6 Preferred Stock, (ii) warrants to purchase an aggregate of 453,733 shares of Common Stock, at an exercise price of $1.63 per share (the “A-6 Warrants”), and (iii) the right to purchase, on the same terms and conditions as set forth in the 3/29 Purchase Agreement with respect to the Series A-6 Preferred Stock and the A-6 Warrants purchased by the Funds on March 29, 2007, up to an additional 673,401 shares of Series A-6 Preferred Stock (the “Additional Pequot A-6 Preferred Stock”) and detachable warrants to purchase up to 202,020 shares of Common Stock, at an exercise price of $1.63 per share (the “Additional Pequot A-6 Warrants”), for an aggregate purchase price of $1,000,000, on or prior to April 10, 2007 (the “Pequot A-6 Option”). Pursuant to the 3/29 Purchase Agreement, the Issuer issued and sold to Constellation the right to purchase, on the same terms and conditions as set forth in the 3/29 Purchase Agreement with respect to the Series A-6 Preferred Stock and the warrants to purchase Common Stock purchased by Constellation on March 29, 2007, up to an additional 673,401 shares of Series A-6 Preferred Stock (the “Additional Constellation A-6 Preferred Stock,” and together with the Additional Pequot A-6 Preferred Stock, the “Additional A-6 Preferred Stock”) and detachable warrants to purchase up to 202,020 shares of Common Stock, at an exercise price of $1.63 per share (the “Additional Constellation A-6 Warrants,” and together with the Additional Pequot A-6 Warrants, the “Additional A-6 Warrants”), for an aggregate purchase price of $1,000,000, on or prior to April 10, 2007 (the “Constellation A-6 Option,” and together with the Pequot A-6 Option, the “A-6 Option”). Pursuant to the terms and conditions of the A-6 Option, (i) if the Funds did not purchase all of the Additional A-6 Preferred Stock or Additional A-6 Warrants that they were entitled to purchase under the A-6 Option, then Constellation had the right to purchase such Additional A-6 Preferred Stock and such Additional A-6 Warrants as Constellation agreed; and (ii) if Constellation did not purchase all of the Additional A-6 Preferred Stock or Additional A-6 Warrants that it was entitled to purchase under the A-6 Option, then the Funds had the right to purchase such Additional A-6 Preferred Stock and such Additional A-6 Warrants as the Funds agreed. On April 9, 2007, pursuant to the terms and conditions of the A-6 Option, the Funds purchased 517,526 shares of Additional A-6 Preferred Stock (the “A-6 Option Shares”) and Additional A-6 Warrants to purchase 155,258 shares of Common Stock (the “A-6 Option Warrants”) for an aggregate purchase price of approximately $768,526. Constellation did not exercise any portion of the A-6 Option prior to its expiration on April 10, 2007.

5/24 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of May 24, 2007 (the “5/24 Purchase Agreement”), with the Funds and Constellation, the Issuer issued and sold to the Funds, for aggregate consideration of approximately $4,500,000: (i) an aggregate of 3,753,127 shares of the Issuer’s Series A-7 convertible preferred stock, par value $0.001 per share (the “Series A-7 Preferred Stock”), for a purchase price of $1.199 per share of Series A-7 Preferred Stock, and (ii) warrants to purchase an aggregate of 1,125,939 shares of Common Stock, at an exercise price of $1.3189 per share (the “A-7 Warrants”). Pursuant to the 5/24 Purchase Agreement, the Issuer issued to Constellation the right to purchase, on the same terms and conditions as set forth in the 5/24 Purchase Agreement with respect to the Series A-7 Preferred Stock and the A-7 Warrants purchased by the Funds on May 24, 2007, up to $500,000 worth of additional shares of Series A-7 Preferred Stock (the “Additional A-7 Preferred Stock”) and detachable warrants to purchase shares of Common Stock (the “Additional A-7 Warrants”), on or prior to May 30, 2007 (the “Constellation A-7 Option”). On May 30, 2007, pursuant to the terms and conditions of the Constellation A-7 Option, Constellation purchased 417,015 shares of Additional A-7 Preferred Stock and Additional A-7 Warrants to purchase 125,105 shares of Common Stock for an aggregate purchase price of approximately $500,000.

7/25 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of July 25, 2007 (the “7/25 Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds, for aggregate consideration of $3,500,000: (i) an aggregate of 743,415 shares of the Issuer’s Series A-8 convertible preferred stock, par value $0.001 per share (the “Series A-8 Preferred Stock”), for a purchase price of $4.7080 per share of Series A-8 Preferred Stock, and (ii) warrants to purchase an aggregate of 892,098 shares of Common Stock, at an exercise price of $1.2947 per share (the “A-8 Warrants”). Each share of Series A-8 Preferred Stock is convertible into four shares of Common Stock.

Preferred Stock, Warrants and Dividends

The First Round Preferred Stock, the Second Round Preferred Stock, the Series A-6 Preferred Stock, the Additional A-6 Preferred Stock (including the A-6 Option Shares), the Series A-7 Preferred Stock and the Series A-8 Preferred Stock are collectively referred to herein as “Preferred Stock.” The First Round Warrants, the Second Round Warrants, the A-6 Warrants, the Additional A-6 Warrants (including the A-6 Option Warrants), the A-7 Warrants and the A-8 Warrants are collectively referred to herein as “Warrants.”

On November 21, 2006, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 97,673 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 59,999 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 57,691 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 153,019 shares of Common Stock; and (v) shares of Series A-5 Preferred Stock convertible into 78,460 shares of Common Stock.

On May 21, 2007, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 99,777 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 61,291 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 58,934 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 156,314 shares of Common Stock; (v) shares of Series A-5 Preferred Stock convertible into 80,150 shares of Common Stock; and (vi) shares of Series A-6 Preferred Stock convertible into 16,331 shares of Common Stock.

On November 21, 2007, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 104,448 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 64,161 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 61,693 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 163,634 shares of Common Stock; (v) shares of Series A-5 Preferred Stock convertible into 83,903 shares of Common Stock; (vi) shares of Series A-6 Preferred Stock convertible into 61,597 shares of Common Stock; (vii) shares of Series A-7 Preferred Stock convertible into 111,667 shares of Common Stock; and (viii) shares of Series A-8 Preferred Stock convertible into 58,164 shares of Common Stock.

On February 28, 2008, the Issuer issued subordinated promissory notes to the Funds, such notes having an aggregate face value of $2,500,000, bearing interest at an annual rate of 8.5%, and maturing on March 29, 2008 (the “2/28 Notes”). At the Issuer’s option, the principal and interest payable on the 2/28 Notes may be paid in shares of Preferred Stock of the Issuer, at a price of $0.561 per share. If the Issuer elects to pay the 2/28 Notes in shares of Preferred Stock, at maturity the Funds may receive shares of Preferred Stock of the series next designated by the Issuer convertible into up to 4,456,328 shares of Common Stock. In addition to the 2/28 Notes, the Funds also received warrants to purchase Preferred Stock, which warrants are immediately exercisable upon the Issuer’s designation of the next series of its Preferred Stock, and at any time thereafter prior to March 29, 2012 at an exercise price of $0.6375 per share of Preferred Stock (the “2/28 Warrants”). Based on the initial exercise price, the 2/28 Warrants are exercisable for shares of Preferred Stock convertible into an aggregate of 392,157 shares of Common Stock. The exercise price of the 2/28 Warrants is subject to adjustment for stock splits, stock dividends and similar events, and cashless exercise is permitted.

On March 28, 2008, the Issuer issued amended and restated subordinated promissory notes to the Funds to replace the 2/28 Notes, which were cancelled, such notes having an aggregate face value of $2,500,000 and bearing interest at an annual rate of 8.5% (the “3/28 Notes”). The principal of and interest on the 3/28 Notes is due as follows: an aggregate principal payment of $750,000 is due on December 28, 2008 and the remainder of the 3/28 Notes will mature on March 28, 2009. At the Issuer’s option, the principal and interest payable on the 2/28 Notes may be paid in shares of Preferred Stock of the Issuer, at a price of $0.561 per share. If the Issuer elects to pay the 3/28 Notes in shares of Preferred Stock, at maturity the Funds may receive shares of Preferred Stock of the series next designated by the Issuer convertible into up to 4,456,328 shares of Common Stock.

Restated Shareholders’ Agreement

On December 10, 2004 (the “Initial Closing”), the Issuer and certain shareholders of the Issuer, consisting of the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the “Shareholder

Parties”) entered into an Amended and Restated Shareholders’ Agreement (as further amended and restated on December 21, 2004 and August 1, 2005, the “Restated Shareholders’ Agreement”) pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be ten, consisting of: (i) the Issuer’s chief executive officer (“CEO”); (ii) two directors designated by the Funds or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Rothman; (v) three “independent” directors, within the meaning of “independent” under the current rules of The Nasdaq Stock Market, selected by the Issuer’s nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer’s nominating and corporate governance committee. Under certain circumstances where the Funds hold less than 25% of the securities the Funds originally purchased at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders’ Agreement.

The obligation of the Shareholder Parties under the Restated Shareholders’ Agreement will expire on December 10, 2009. Messrs. Pavony’s and Rothman’s obligation to vote (i) in favor of the nominees of the Funds and Constellation for director shall terminate if (a) the Funds or their assignees own less than 10% of the First Round Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Funds, (b) Constellation or its assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the Issuer by the Reporting Person own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) in favor of Mr. Rothman if either or both of Messrs. Pavony and Rothman individually owns less than 10% of the number of shares of Common Stock owned by such person on December 21, 2004.

The Restated Shareholders’ Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated Shareholders’ Agreement in certain circumstances and (ii) granting the Funds and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

Restated Registration Rights Agreement

In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (as further amended and restated on August 1, 2005, amended on November 23, 2005, amended on March 29, 2007, amended on April 9, 2007, amended on May 24, 2007 and amended on July 25, 2007, the “Restated Registration Rights Agreement”). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Issuer of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”)) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders and Pavony with piggyback registration rights with respect to certain underwritten offerings of the Issuer’s Common Stock.

Amended and Restated Certificate

On June 23, 2005 (the “Shareholder Approval Date”), the shareholders of the Issuer approved the adoption of the Restated Certificate of Incorporation (the “Restated Certificate”) to provide for the terms of the Second Round Preferred Stock, the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Restated Certificate with the Secretary of State of the State of New York, the A-4 First Tranche Notes and the A-4 Second Tranche Notes, together with accrued interest thereon, converted into shares of Series A-4 Preferred Stock and the Series A-5 Preferred Stock was authorized for issuance at the times designated in, and in accordance with the terms of, the 12/7 Purchase Agreement. Pursuant to a written consent effective as of March 29, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate (the “3/29 Certificate of Amendment”) to provide for the terms of the Series A-6 Preferred Stock and to approve Amendment No. 2 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 2”). Pursuant to a written consent effective as of April 9, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “4/9 Certificate of Amendment”) to increase the authorized number of shares of Series A-6 Preferred Stock to 3,000,000 and to approve Amendment No. 3 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 3”). Pursuant to a written consent effective as of May 23, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “5/23 Certificate of Amendment”) to provide for the terms of the Series A-7 Preferred Stock and to approve Amendment No. 4 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 4”). Pursuant to a written consent effective as of July 25, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “7/25 Certificate of Amendment” and, together with the 5/23 Certificate of Amendment, the 4/9 Certificate of Amendment, the 3/29 Certificate of Amendment and the Restated Certificate, the “Amended and Restated Certificate) to provide for the terms of the Series A-8 Preferred Stock and to approve Amendment No. 5 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 5”).

Changes to the Board of Directors

Effective April 2, 2008, Richard R. Heitzmann, previously nominated to the Issuer’s Board of Directors by the Funds, resigned as a member of the Issuer’s Board of Directors and was replaced by Sterling Phillips, who was also nominated by the Funds.

Incorporation by Reference

A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. Copies of the 12/7 Purchase Agreement, the Restated Shareholders’ Agreement and the Restated Registration Rights Agreement were previously filed as Exhibits 1, 2 and 4, respectively, to Amendment No. 3 and are incorporated herein by reference. A copy of the Restated Certificate was previously filed as Exhibit 1 to Amendment No. 5 and is incorporated herein by reference. Copies of the 3/29 Purchase Agreement, the 3/29 Certificate of Amendment, the Registration Rights Amendment No. 2, the 4/9 Certificate of Amendment and the Registration Rights Amendment No. 3 were previously filed as Exhibits 1, 2, 3, 4 and 5, respectively, to Amendment No. 10 and are incorporated herein by reference. Copies of the 5/24 Purchase Agreement, the 5/23 Certificate of Amendment and the Registration Rights Amendment No. 4 were previously filed as Exhibits 1, 2 and 3, respectively, to Amendment No. 11 and are incorporated herein by reference. Copies of the 7/25 Purchase Agreement, the 7/25 Certificate of Amendment and the Registration Rights Amendment No. 5 were previously filed as Exhibits 1, 2 and 3, respectively, to Amendment No. 12 and are incorporated herein by reference. The descriptions herein of such agreements and certificates are qualified in their entirety by reference to such agreements or certificates.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 37,905,688 shares of Common Stock, representing approximately 73.98% of shares of Common Stock, based on the number of shares of Common Stock outstanding as of February 8, 2008 (assuming the issuance of (i) 10,127,679 shares of Common Stock issuable upon the conversion of the First Round Preferred Stock and the exercise of the First Round Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the First Round Preferred Stock); (ii) 7,469,895 shares of Common Stock issuable upon the conversion of the Series A-4 Preferred Stock and the exercise of the A-4 Warrants (giving effect to (x) the conversion of the Notes and accrued interest thereon into Series A-4 Preferred Stock, (y) certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and (z) dividends paid in kind on the Series A-4 Preferred Stock); (iii) 3,699,949 shares of Common Stock issuable upon the conversion of the Series A-5 Preferred Stock and the exercise of the A-5 Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-5 Preferred Stock); (iv) 2,772,786 shares of Common Stock issuable upon the conversion of the Series A-6 Preferred Stock, the exercise of the A-6 Warrants, the conversion of the A-6 Option Shares and the exercise of the A-6 Option Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-6 Preferred Stock); (v) 5,062,972 shares of Common Stock issuable upon the conversion of the Series A-7 Preferred Stock and the exercise of the A-7 Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-7 Preferred Stock); and (vi) 3,923,922 shares of Common Stock issuable on the conversion of the Series A-8 Preferred Stock and the exercise of the A-8 Warrants. Payment by the Issuer of the 2/28 Notes in shares of Preferred Stock, and exercise by the Reporting Person of the 2/28 Warrants for shares of Preferred Stock would add to the number of shares of Common Stock beneficially owned by the Reporting Person. If the 3/28 Notes are paid in full with shares of Preferred Stock, and the 2/28 Warrants are fully exercised, the Reporting Person will hold approximately 4,848,485 additional shares of Common Stock.

In addition, by virtue of the Restated Shareholders’ Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Shareholder Parties and the Reporting Person. While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Shareholder Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 48,369,086 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 80.45% of the Common Stock, based on the number of shares of Common Stock outstanding as of February 8, 2008. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other Shareholder Party and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 37,905,688 shares of Common Stock.

Pursuant to, and to the extent set forth in, the Restated Shareholders’ Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Shareholder Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the other Shareholder Parties, other than Constellation, (i) the principal occupation of each of Messrs. Pavony and Rothman is Executive Vice President of the Issuer, 850 Canal Street, Stamford, Connecticut 06902 and (ii) each such Shareholder Party is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by Constellation, the name, address and principal occupation of the officers, directors and controlling person(s) of Constellation is set forth on Exhibit 1 to this Amendment No. 14. To the knowledge of the Reporting Person and based on documents publicly filed by the other Shareholder Parties, during the last five years, no other Shareholder Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Except for the information set forth, or incorporated by reference, in Item 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 6 is hereby amended by adding the following:

8.5% Secured Subordinated Convertible Notes Issued March 28, 2009 (the “3/28 Notes”)

On March 28, 2008, the Issuer issued the 3/28 Notes in an aggregate principal amount of $2,500,000 to the Funds to replace the 2/28 Notes. The 3/28 Notes bear interest at an annual rate of 8.5% and principal of and interest on the 3/28 Notes is due as follows: an aggregate principal payment of $750,000 is due on December 28, 2008 and the remainder of the 3/28 Notes will mature on March 28, 2009. At the Issuer’s option, the principal and interest payable on the 3/28 Notes may be paid in shares of Preferred Stock of the Issuer, at a price of $0.561 per share. If the Issuer elects to pay the 3/28 Notes in shares of Preferred Stock, at maturity, the Funds may receive up to 4,456,328 shares of Preferred Stock of the series next designated by the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1        Name, address and principal business/occupation of certain Shareholder Parties.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Pequot Capital Management, Inc.

Date: April 21, 2008	By:	/s/ Aryeh Davis
Aryeh Davis
Chief Operating Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Name, address and principal business/occupation of certain Shareholder Parties.